Exhibit 12.1

Frank’s International N.V.

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2015		2014		2013		2012		2011
Earnings:
Income from continuing operations before income taxes	$143,429		$304,724		$346,922		$376,127		$183,085
Plus: Fixed charges	7,039		6,455		6,345		4,589		5,017

Total earnings available for fixed charges	$150,468		$311,179		$353,267		$380,716		$188,102

Fixed charges:
Interest expense and amortization of deferred financing costs	$508		$706		$1,471		$808		$1,549
Interest component of rental expense	6,531		5,749		4,874		3,781		3,468

Total fixed charges	$7,039		$6,455		$6,345		$4,589		$5,017

Ratio of Earnings to Fixed Charges	21.4	x	48.2	x	55.7	x	83.0	x	37.5	x

The ratios were computed by dividing earnings by fixed charges. For this purpose, earnings include income from continuing operations before income taxes, adjusted for fixed charges to the extent they affect current year earnings. Fixed charges include interest expensed, amortization of capitalized expenses related to indebtedness and estimates of interest within rental expenses.